Mail Stop 4561

November 20, 2007

John W. Tietjen
Executive Vice President and Chief Financial Officer
Sterling Bancorp
650 Fifth Avenue
New York, NY 10019

      Re: **Sterling Bancorp**
            Form 10-K for Fiscal Year Ended December 31, 2006
            Form 10-Q for the Fiscal Quarter Ended June 30, 2007
            File No. 001-05273

Dear Mr. Tietjen:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Kevin W. Vaughn
                Branch Chief